Exhibit 99.1

China Yuchai Appoints New Director

SINGAPORE, February 26, 2019 /PRNewswire/ -- China Yuchai International Limited (NYSE: CYD) ("China Yuchai" or the "Company") announced today that Mr. Eng Kwee Tan has been appointed to the Board of Directors of China Yuchai, effective February 22, 2019.

Mr. Eng Kwee Tan, who was a non-executive Director of the Company from February 2010 to November 2011, is currently the CEO and a Director of Hong Leong Asia Ltd. (“HLA”). Mr. Tan has more than 30 years of operations, corporate, accounting and financial experience. Prior to HLA, Mr. Tan served in Gold Coin Group for more than 10 years, holding senior management positions of CFO, Group Business Development Director, Group Logistics Director and Group Chief Operating Officer. In recent years, he has held senior management positions in Perennial China Retail Trust Management Pte. Ltd., Dynapack Asia Pte. Ltd. and Epsilon Global Communications Pte. Ltd.

Mr. Tan received his Bachelor of Accountancy from The University of Singapore and an MBA from the Cranfield School of Management, UK. He was a fellow member of the Chartered Association of Certified Accountants (UK) and an associate member of the Institute of Chartered Secretaries & Administrators (now known as Chartered Secretaries Institute of Singapore) and the Chartered Association of Management Accountants.

With the new appointment, the Board of Directors now comprises 9 members out of which three are independent directors.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited ("GYMCL"), engages in the manufacture, assembly, and sale of a wide variety of light-, medium- and heavy-duty engines for trucks, buses, passenger vehicles, construction equipment, marine and agriculture applications in China.  GYMCL also produces diesel power generators. The engines produced by GYMCL range from diesel to natural gas and hybrid engines.  Through its regional sales offices and authorized customer service centers, the Company distributes its engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China.  Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support.  In 2017, GYMCL sold 367,097 engines and is recognized as a leading manufacturer and distributor of engines in China.  For more information, please visit http://www.cyilimited.com.

Safe Harbor Statement

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “project”, “targets”, “optimistic”, “confident that”, “continue to”, “predict”, “intend”, “aim”, “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements including, but not limited to, statements concerning the Company’s operations, financial performance and condition are based on current expectations, beliefs and assumptions which are subject to change at any time. The Company cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors such as government and stock exchange regulations, competition, political, economic and social conditions around the world and in China including those discussed in the Company’s Form 20-Fs under the headings “Risk Factors”, “Results of Operations” and “Business Overview” and other reports filed with the Securities and Exchange Commission from time to time. All forward-looking statements are applicable only as of the date it is made, and the Company specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

For more information, please contact:

Investor Relations

Kevin Theiss

Tel: +1-212-521-4050

Email: cyd@bluefocus.com